BY POST & BY EMAIL

China MediaExpress Holdings, Inc
Room 2805, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Attn: The Board of Directors

16 March 2011

Dear Mr. Chairman:

As you know, numerous allegations of a serious nature relating to the conduct of certain members of CCME's management (and that of its subsidiaries) have come to light in the past several weeks. Specifically, by letter dated 3 March 2011, Deloitte Touche Tohmatsu ("Deloitte") issued a letter to CCME's Audit Committee detailing numerous irregularities it encountered during its audit of CCME, including in particular, irregularities concerning the bank account balances for CCME's PRC subsidiaries.

Subsequently, by letter dated 11 March 2011 to the Audit Committee and the Board of Directors of CCME, Deloitte resigned as auditor of CCME, citing "no tangible progress" had been made with respect to the issues raised in its 3 March 2011 letter, and stating that it had "lost confidence in the representations of management (which underpin any audit) …. and reliable financial reporting."

The conduct of CCME's management leading up to the resignation by Deloitte as CCME's auditor, and management's resistance to the protective measures which I and other independent directors proposed at, amongst other occasions, the board meeting on 13 March 2011, have raised serious questions in my mind as to whether my continued membership on the board of CCME will, or can, serve any purpose beneficial to the interests of CCME's shareholders.

By reason of the matters described above, I feel I have no choice but to resign my position as a independent director of CCME, which I hereby do, with immediate effect.

Sincerely,

Dorothy Dong